Filed pursuant to Rule 433

Issuer Free Writing Prospectus, dated August 9, 2018

Supplementing the Preliminary Prospectus Supplement, dated August 9, 2018

Registration No. 333-226709

HCA Inc.

$2,000,000,000

$1,000,000,000 5.375% Senior Notes due 2026 (the “2026 notes”)

$1,000,000,000 5.625% Senior Notes due 2028 (the “2028 notes”)

Pricing Supplement

Pricing Supplement dated August 9, 2018 to HCA Inc.’s Preliminary Prospectus Supplement dated August 9, 2018. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by changes described herein. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the 2026 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	5.375% Senior Notes due 2026

Maturity	September 1, 2026

Spread to Treasury	245 basis points

Benchmark Treasury	UST 1.500% due August 15, 2026

Coupon	5.375%

Public Offering Price	100% plus accrued interest, if any, from August 23, 2018

Yield to Maturity	5.375%

Interest Payment Dates	March 1 and September 1 of each year, beginning on March 1, 2019

Record Dates	February 15 and August 15 of each year

Gross Proceeds	$1,000,000,000

Net Proceeds to Issuer before Expenses	$990,000,000

CUSIP/ISIN Numbers	CUSIP: 404121 AH8 ISIN: US404121AH82

Optional Redemption

Prior to March 1, 2026, the 2026 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(a)   100% of the aggregate principal amount of the 2026 notes to be redeemed, and

(b)   an amount equal to the sum of the present value of (i) the payment on March 1, 2026 of principal of the 2026 notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 1, 2026 of interest on the 2026 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), in each case discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 1, 2026, the 2026 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2026 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2028 notes

Issuer	HCA Inc.

Aggregate Principal Amount	$1,000,000,000

Title of Security	5.625% Senior Notes due 2028

Maturity	September 1, 2028

Spread to Treasury	269 basis points

Benchmark Treasury	UST 2.875% due August 15, 2028

Coupon	5.625%

Public Offering Price	100% plus accrued interest, if any, from August 23, 2018

Yield to Maturity	5.625%

Interest Payment Dates	March 1 and September 1 of each year, beginning on March 1, 2019

Record Dates	February 15 and August 15 of each year

Gross Proceeds	$1,000,000,000

Net Proceeds to Issuer before Expenses	$990,000,000

CUSIP/ISIN Numbers	CUSIP: 404121 AJ4 ISIN: US404121AJ49

Optional Redemption

Prior to March 1, 2028, the 2028 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption, or “make-whole,” price equal to the greater of:

(a)   100% of the aggregate principal amount of the 2028 notes to be redeemed, and

(b)   an amount equal to the sum of the present value of (i) the payment on March 1, 2028 of principal of the 2028 notes to be redeemed and (ii) the payment of the remaining scheduled payments through March 1, 2028 of interest on the 2028 notes to be redeemed (excluding accrued and unpaid interest to the redemption date and subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date), in each case discounted from their scheduled date of payment to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using a discount rate equal to the Treasury Rate plus 50 basis points plus, in each of (a) and (b) above, accrued and unpaid interest, if any, to such redemption date.

On and after March 1, 2028, the 2028 notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of such 2028 notes plus accrued and unpaid interest, if any, to such redemption date.

Terms Applicable to the 2026 notes and 2028 notes

Change of Control	Upon certain change of control events, each Holder may require the Issuer to repurchase at 101%, plus accrued and unpaid interest, if any.

Trade Date	August 9, 2018

Settlement Date:

August 23, 2018 (T+10)

We expect that delivery of the notes will be made to investors on or about August 23, 2018, which will be the tenth business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Use of Proceeds

We estimate that our net proceeds from this offering, after deducting underwriter discounts and commissions and estimated offering expenses, will be approximately $1.978 billion.

We intend to use the net proceeds of this offering for the redemption of all $1.500 billion outstanding aggregate principal amount of HCA Inc.’s 3.75% Senior Secured Notes due 2019 and the payment of related premiums, and for general corporate purposes, which may include acquisitions.

Denominations	$2,000 and integral multiples of $1,000

Form of Offering	SEC Registered (Registration No. 333-226709)

Joint Book-Running Managers

Goldman Sachs & Co. LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

Wells Fargo Securities, LLC

Co-Managers	Capital One Securities, Inc. Mizuho Securities USA LLC Fifth Third Securities, Inc. MUFG Securities Americas Inc. Regions Securities LLC Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents HCA Healthcare, Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus may be obtained by contacting Goldman Sachs & Co. LLC at 200 West Street, New York, NY 10282 Attention: Prospectus Department or calling 1-866-471-2526.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.